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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **C.E. HUTCHISON COMPANY d/b/a THE HUTCHISON COMPANY**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 MONTROSE DRIVE
(No. and Street)

DURHAM	**NC**	**27707**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP HUBER **919-286-1314**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **PHILLIP HUBER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **C.E. HUTCHISON & COMPANY d/b/a THE HUTCHISON COMPANY**, as of **DECEMBER 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Public Notary

CHRISTINE Y. SWANSON
Notary Public
Granville Co., North Carolina
My Commission Expires Nov. 13, 2018

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of C.E. Hutchison & Company d/b/a The Hutchison Company

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of C.E. Hutchison & Company d/b/a The Hutchison Company as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of C.E. Hutchison & Company d/b/a The Hutchison Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of C.E. Hutchison & Company d/b/a The Hutchison Company's management. Our responsibility is to express an opinion on C.E. Hutchison & Company d/b/a The Hutchison Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to C.E. Hutchison & Company d/b/a The Hutchison Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as C.E. Hutchison & Company d/b/a The Hutchison Company's auditor since 2016.

Maitland, Florida

March 7, 2018

C.E. Hutchison & Company
(d/b/a The Hutchison Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	16,581
Total current assets		16,581
TOTAL ASSETS	$	16,581

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	2,421
STOCKHOLDER'S EQUITY:		
Preferred stock, 2,000,000 shares authorized, no shares issued or outstanding	$	-
Common stock, no par value assigned value $1 per share 20,000,000 shares authorized, 50,000 shares issued and outstanding		50,000
Additional paid-in capital		395,413
Accumulated deficit		(431,253)
Total stockholder's equity		14,160
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	16,581

The accompanying notes are an integral
part of these financial statements.

C.E. Hutchison & Company
d/b/a The Hutchison Company

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

C.E. Hutchison & Company (d/b/a The Hutchison Company) (the "Company") was formed in the state of North Carolina on August 13, 2008. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). FINRA requires a minimum capitalization of $5,000.

The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities. The Company's revenues are derived from advisory fees related to private placement of securities and merger and acquisition advisory services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, there were no cash equivalents.

Accounts Receivable

Accounts receivable are recorded at amounts ultimately expected to be collected. The Company did not have any accounts receivable as of December 31, 2017.

Revenue Recognition

Advisory fees are recognized as earned. Fees received by the Company under the arrangements are to include reimbursement for certain expenses incurred by the Company and fees earned in accordance with each agreement. During 2017, $0 advisory fees were earned.

Income Taxes

The Company has elected to be treated as an S-Corporation for Income tax purposes. Therefore, the Company's income and expenses are included in the individual income tax returns of the Company's stockholder. Accordingly, the financial statements do not reflect a provision for income taxes. Management does not believe the financial statements include any significant uncertain tax positions. The Company is generally no longer subject to US, State or local tax examinations for years before 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2017, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

3. RELATED PARTY TRANSACTIONS

The sole shareholder paid a portion of the Company's expenses during the year ended December 31, 2017 which the Company reimbursed except for $2421 which is due to the sole shareholder and is included in accounts payable on the Statement of Financial Condition at December 31, 2017. The Company paid $9144 for medical expenses including health insurance incurred by its sole employee and sole shareholder in 2017. These expenses are included in Insurance Expense on the Statement of Operations.

4. LEASES

The Company leased its facilities from an unaffiliated entity. Rent expense totaled $5,563 for 2017. The Company terminated its lease in November 2017 and has no further lease obligation.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires a maximum ratio of aggregate indebtedness to net capital of 15 to 1, as defined. As of December 31, 2017, the Company had net capital of $14,160 which was $9,160 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .171 to 1.

6. COMMITMENTS AND CONTINGENCIES

On August 22, 2017 the Company's principal shareholder entered into an agreement to sell 100% of the stock of The Hutchison Company to Global Bridge Capital, Inc. On February 9th 2018, the company filed a continuing membership application with FINRA to effect a change in control whereby the principal shareholder of The Hutchison Company, Mr. Phillip D. Huber would sell the company to Global Bridge Capital, Inc. The application was deemed substantially complete on February 20th 2018.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 7th, 2018 the date that its financial statements were available to be issued and determined that there are no material subsequent events requiring adjustment to, or disclosure in its financial statements.